Exhibit 1

TSX: CCO NYSE: CCJ	website: cameco.com currency: Cdn (unless noted)

2121 – 11th Street West, Saskatoon, Saskatchewan, S7M 1J3 Canada

Tel: (306) 956-6200 Fax: (306) 956-6201

Cameco Announces Senior Management Changes and Election of Directors

Saskatoon, Saskatchewan, Canada, May 11, 2017    .    .    .    .    .    .    .    .    .     .    .    .    .

Cameco (TSX: CCO; NYSE: CCJ) announced the appointment of Brian Reilly as Cameco’s senior vice-president and chief operating officer, and election of 11 board members at its annual meeting held on May 11, 2017.

Reilly will succeed Bob Steane who is retiring on June 30, 2017 after 34 years with Cameco. Reilly will report to president and CEO Tim Gitzel.

“I thank Bob for his outstanding contributions to Cameco and wish him the very best in his retirement,” said Gitzel. “I’m also pleased to welcome Brian to Cameco’s senior executive team.”

Reilly joined Cameco in 2011 as managing director of Cameco Australia Pty., a wholly owned subsidiary overseeing development of two mine projects and an extensive exploration program. Under Reilly, Cameco Australia made extensive progress on securing regulatory approval for the mine projects, completed an indigenous land use agreement with the traditional owners of the Kintyre site, and built strong relationships with local and government stakeholders. In March 2017, he was appointed Cameco’s vice-president, mining, technology and projects.

Prior to joining Cameco, Reilly served as president and CEO of Titan Uranium Inc., a junior exploration company, and for eight years with AREVA where he advanced from project geologist at the Cluff Lake uranium mine to vice-president human resources and industrial relations. He holds a master’s degree in geology from Brock University in St. Catharines, Ontario and an MBA from the University of Saskatchewan.

Also at Cameco’s annual general meeting, shareholders elected board members Ian Bruce, Daniel Camus, John Clappison, Donald Deranger, Catherine Gignac, Tim Gitzel, Jim Gowans, Kathryn Jackson, Don Kayne, Anne McLellan and Neil McMillan. (Voting results are available below)

Voting Results for Cameco Directors

Nominee	Votes For	% Votes For	Withheld	% Votes Withheld
Ian Bruce	119,699,603	88.34%	15,797,572	11.66%
Daniel Camus	119,428,087	88.14%	16,069,088	11.86%
John Clappison	130,301,787	96.17%	5,195,388	3.83%
Donald Deranger	131,290,921	96.90%	4,206,253	3.10%
Catherine Gignac	131,907,796	97.35%	3,589,379	2.65%
Tim Gitzel	131,701,960	97.20%	3,795,215	2.80%
Jim Gowans	127,924,104	94.41%	7,573,071	5.59%
Kathryn Jackson	131,897,225	97.34%	3,599,950	2.66%
Don Kayne	119,213,443	87.98%	16,283,732	12.02%
Anne McLellan	119,565,192	88.24%	15,931,982	11.76%
Neil McMillan	118,299,999	87.31%	17,197,175	12.69%

Profile

Cameco is one of the world’s largest uranium producers, a significant supplier of conversion services and one of two Candu fuel manufacturers in Canada. Our competitive position is based on our controlling ownership of the world’s largest high-grade reserves and low-cost operations. Our uranium products are used to generate clean electricity in nuclear power plants around the world. We also explore for uranium in the Americas, Australia and Asia. Our shares trade on the Toronto and New York stock exchanges. Our head office is in Saskatoon, Saskatchewan.

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Investor inquiries:	Cory Kos	(306) 956-8176

Media inquiries:	Carey Hyndman	(306) 956-6317